 Exhibit 99.1
IFRS USD Press Release

Broad based growth in H1 of 20.1% in constant currency; Q2 margins expand 150 bps sequentially Highest large deal TCV of $2.7 bn in last 7 quarters; quarterly attrition declined for 3rd quarter in a row Share buyback of 9,300 crores ($1.13 bn) and interim dividend of 6,940 crores ($0.85 bn) announced

Bengaluru, India – October 13, 2022: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, reported strong Q2 performance with year-on-year growth at 18.8% and sequential growth at 4.0% in constant currency. Year on year growth was in double digits across all business segments in constant currency terms. Digital comprised 61.8% of overall revenues and grew at 31.2% in constant currency. Operating margin for the quarter increased sequentially by 150 bps to 21.5%. Large deal TCV for the quarter was robust at $2.7 bn, highest in last 7 quarters. FY 23 revenue guidance is revised to 15%-16%; operating margin guidance is also revised to 21%-22%.

“Our strong large deal wins and steady all-round growth in Q2 reflect the deep relevance and differentiation of our digital and cloud solutions for clients as they navigate their business transformation”, said Salil Parekh, CEO and MD. “While concerns around the economic outlook persist, our demand pipeline is strong as clients remain confident in our ability to deliver the value they seek, both on the growth and efficiency of their businesses. This is reflected in our revised revenue guidance of 15%-16% for FY 23”, he added.

1.	Key highlights:

For the quarter ended September 30, 2022

•        Revenues in CC terms grew by 18.8% YoY and 4.0% QoQ

•        Reported revenues at $4,555 million, growth of 13.9% YoY

•        Digital revenues at 61.8% of total revenues, YoY CC growth of 31.2%

•        Operating margin at 21.5%, decline of 2.1% YoY and increase of 1.5% QoQ

•        Basic EPS at $0.18, growth of 2.5% YoY

•        FCF at $589 million, decline of 17.3% YoY; FCF conversion at 78.6% of net profit

For six months ended September 30, 2022

•       Revenues in CC terms grew by 20.1% YoY

•       Reported revenues at $8,999 million, growth of 15.7% YoY

•       Digital revenues at 61.4% of total revenues, YoY CC growth of 34.5%

•       Operating margin at 20.7%, decline of 2.9% YoY

•       Basic EPS at $0.34, growth of 0.8% YoY

•       FCF at $1,245 million, decline of 21.0% YoY; FCF conversion at 86.6% of net profit

“Operating margins in Q2 expanded sequentially by 150 bps, helped by our operational rigor. While supply side challenges are gradually abating as reflected in the reducing attrition rates, they continue to exert pressure on our cost structure.”, said Nilanjan Roy, Chief Financial Officer. “In line with the capital allocation policy, the Board has announced an interim dividend of 16.50 per share, an increase of 10% over FY 22 interim dividend and an open market share buyback of 9,300 crores”, he added.

2.	Capital allocation

The Board in its meeting held today approved the following:

•	Buyback of Equity Shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) (app. $1.13 bn*) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval.
•	Interim dividend of 16.50 per share (app. $0.20 per ADS*) vs. FY 22 interim dividend of 15. The total amount of interim dividend will be app. 6,940 crores (app. $0.85 bn*).

*USD-INR rate of 82.00

3.	Client wins & Testimonials
•	Currys plc entered into a strategic collaboration with Infosys for technology and business process services, to help accelerate profitable growth of their business across key UK and European markets. "As part of our ongoing transformation, Infosys will help us design and deliver a next-generation Group Business Services capability. This collaboration will give us access to world-class digital operations across UK, Europe and India, benefitting our colleagues and customers with best-in-class technology, systems, and processes; and new sources of competitive advantage for our core business,” said Bruce Marsh, Group CFO, Currys plc.
•	Infosys Cyber Next platform and Palo Alto Networks strengthened Bpost’s security posture as part of the cloud transformation journey. Rony Monnaie, CISO, Bpost, said, “While we embarked on our cloud transformation journey, Infosys drove several well-considered cybersecurity initiatives to protect our environment and improve Bpost’s overall security posture. Today, both our employees and customers benefit from the secure foundation we now have to deliver and track both mail and parcels”.
•	Spirit AeroSystems entered into a five-year collaboration with Infosys to co-innovate Aerostructure and Systems Engineering Services by leveraging Infosys’ next-gen technologies. “At Spirit AeroSystems, we believe our ability to continuously advance our offering at design and engineering levels is one of our competitive differentiators. Our longstanding collaboration with Infosys means we are well-positioned to co-innovate on critical stages of product development, ensuring we continue to pursue the highest standards in quality and airworthiness. This strategic agreement further reinforces our strengths and will leverage mutual synergies to accelerate the development of world-class, sustainable aerostructures and services across our commercial and aftermarket business segments,” said, Dr. Sean Black, Senior Vice President and Chief Engineer, Engineering and Technology, Spirit AeroSystems.
•	Infosys collaborated with Telenor Norway to accelerate their IT modernization and establish Telenor as a product-based organization through a co-managed model. Commenting on this collaboration, Birgitte Engebretsen, CEO, Telenor Norway, said, “In current times, it is imperative for an organization like Telenor Norway to stay ahead of the curve and ensure that our customers are provided with superior service. To do this, we have to be future-ready. Staying true to our strategy of ‘Beyond Connectivity’, combined with our powerful collaboration with Infosys, we are excited to embark on this modernization journey that will empower us to serve our customers better.”
•	“Infosys has been our technology partner for more than 5 years. Infosys has helped us transform not only our technology landscape, but also how we engage with students and colleagues helping us to develop new digital solutions and build new data platforms to gain real value and insights to better inform our decision-making,” said Judi Turnbull, Director for Information Technology at Open University.

4.	Recognitions
•	Infosys won the ‘Most Outstanding Company in India – IT Services Sector’ in Asia’s Outstanding Companies Poll 2022. Asiamoney has designed this poll to acknowledge the listed companies that have excelled in areas such as financial performance, management team excellence, investor relations activities, and CSR initiatives
•	Recognized as India’s Best Workplaces™ for Women 2022 by Great Place to Work®
•	Recognized as UK’s Best Workplaces™ in Tech 2022 by Great Place to Work®
•	Recognized among Mexico’s Best HR leaders of 2022 by Great Place to Work®
•	Positioned as a leader in Power & Utilities Industry - Services and Solutions 2022 by ISG Provider lens study in the US
•	Ranked as a leader in HFS Top 10: Sustainability Services, 2022
•	Positioned as a leader in HFS Top 10: Capital Markets Services, 2022
•	Positioned as a leader in End-to-End Cloud Infrastructure Management Services 2022 by NelsonHall
•	Ranked as a leader in IDC MarketScape: Asia/Pacific SAP Implementation Services Vendor Assessment, 2022
•	Recognized as a leader in EMEA Service Providers for Energy Transition and New Business Models for Oil and Gas Companies 2022 Vendor Assessment by IDC
•	Positioned as a leader by NelsonHall in Supply Chain Transformation 2022
•	Ranked as a leader by NelsonHall in Mortgage & Loan Services 2022
•	Ranked as a leader in Data and Analytics (D&A) Services PEAK Matrix® Assessment 2022 by Everest
•	Recognized as a leader in System Integration (SI) Capabilities on Amazon Web Services (AWS) PEAK Matrix® Assessment 2022 by Everest
•	Recognized as a leader in ServiceNow Services PEAK Matrix® Assessment 2022 by Everest
•	Positioned as a leader in System Integration (SI) Capabilities on Microsoft Azure PEAK Matrix® Assessment 2022 by Everest
•	Ranked as a leader in Avasant’s Digital Master’s 2022 RadarViewTM
•	Positioned as a leader in Avasant’s Freight and Logistics Digital Services 2022-23 RadarViewTM
•	Recognized as a leader in Avasant’s Life Sciences Digital services 2022-23 RadarViewTM
•	Ranked as a leader in Constellation ShortList™ Blockchain Technology Services
•	Positioned as a leader in Constellation ShortList™ Campaign to Commerce: Best-of-Breed Commerce Platforms
•	Ranked as a leader in Constellation ShortList™ Digital Transformation Services (DTX): Global
•	Positioned as a leader in Constellation ShortList™ Public Cloud Transformation Services: Global
•	Ranked as a leader in Constellation ShortList™ AI-Driven Cognitive Applications
•	Recognized as a leader in Constellation ShortList™ Customer Experience (CX) Operations Services: Global
•	Recognized as a leader in Constellation ShortList™ Metaverse Design and Services
•	Infosys BPM recognized as LEADER in Everest Group Financial Crime & Compliance Operations – Services PEAK Matrix® Assessment 2022
•	Infosys BPM ranked as LEADER in Nelson Hall NEAT: Supply Chain Transformation 2022

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	September 30, 2022	March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	1,828	2,305
Current investments	1,448	880
Trade receivables	3,122	2,995
Unbilled revenue	1,635	1,526
Other Current assets	1,178	1,159
Total current assets	9,211	8,865
Non-current assets
Property, plant and equipment and Right-of-use assets	2,339	2,429
Goodwill and other Intangible assets	1,072	1,042
Non-current investments	1,557	1,801
Unbilled revenue	174	124
Other non-current assets	1,287	1,294
Total non-current assets	6,429	6,690
Total assets	15,640	15,555
LIABILITIES AND EQUITY
Current liabilities
Trade payables	512	545
Unearned revenue	855	834
Employee benefit obligations	276	288
Other current liabilities and provisions	2,946	2,766
Total current liabilities	4,589	4,433
Non-current liabilities
Lease liabilities	685	607
Other non-current liabilities	489	521
Total non-current liabilities	1,174	1,128
Total liabilities	5,763	5,561
Total equity attributable to equity holders of the company	9,828	9,941
Non-controlling interests	49	53
Total equity	9,877	9,994
Total liabilities and equity	15,640	15,555

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended September 30, 2022	3 months ended September 30, 2021	6 months ended September 30, 2022	6 months ended September 30, 2021
Revenues	4,555	3,998	8,999	7,780
Cost of sales	3,170	2,675	6,315	5,184
Gross profit	1,385	1,323	2,684	2,596
Operating expenses:
Selling and marketing expenses	185	167	378	336
Administrative expenses	221	215	439	423
Total operating expenses	406	382	817	759
Operating profit	979	941	1,867	1,837
Other income, net (3)	65	65	145	142
Profit before income taxes	1,044	1,006	2,012	1,979
Income tax expense	295	272	574	540
Net profit (before minority interest)	749	734	1,438	1,439
Net profit (after minority interest)	748	733	1,437	1,437
Basic EPS ($)	0.18	0.17	0.34	0.34
Diluted EPS ($)	0.18	0.17	0.34	0.34

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and six months ended September 30, 2022, which have been taken on record at the Board meeting held on October 13, 2022.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.
4.	As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.